Exhibit 99.3

November 13, 2024

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three and nine months ended September 30, 2024 and 2023, the Company’s 2023 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2023, and the cautionary statements regarding forward-looking information and statements in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 15, 2024, the AIF, and Form 40-F, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in United States dollars unless otherwise stated.

Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”). The change provides more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities applied USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenues are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively. All periods presented in this MD&A have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Further details are provided in Note 1(c) of the Notes to the Financial Statements.

Summary Results

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2024	2023	2024	2023

Revenue	$601	$580	$1,853	$1,769

Gross margin	141	110	364	338

Selling, general and administrative expenses (“SG&A”)	82	75	235	219

Foreign exchange loss	2	11	6	27

Operating income	57	24	123	92

EBITDA[1]	122	77	272	240

EBIT[1]	74	24	132	93

Net earnings	30	4	17	12

Cash provided by operating activities	98	51	211	48

Key Financial Performance Indicators (“KPIs”)[2]

Engineered Systems (“ES”) bookings	$349	$394	$1,100	$1,041

ES backlog	1,271	1,158	1,271	1,158

Gross margin as a percentage of revenue	23.5%	19.0%	19.6%	19.1%

Gross margin before depreciation and amortization (“Gross margin before D&A”)	176	150	468	451

Gross margin before D&A as a percentage of revenue	29.3%	25.9%	25.3%	25.5%

Adjusted EBITDA[3]	120	90	311	287

Free cash flow	78	29	150	6

Long-term debt	787	1,038	787	1,038

Net debt	692	909	692	909

Bank-adjusted net debt to EBITDA ratio	1.9	2.7	1.9	2.7

Return on capital employed (“ROCE”)[4]	4.5%	3.0%	4.5%	3.0%

1 EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2 These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.

3 Refer to the “Adjusted EBITDA” section of this MD&A for further details.

4 Determined by using the trailing 12-month period.

M-2 Q3 2024 Report

Results Overview

●

The Company recorded revenue of $601 million during the three months ended September 30, 2024, compared to $580 million during the three months ended September 30, 2023, primarily attributed to higher Engineered Systems (“ES”) revenue from additional project volumes and increased Energy Infrastructure (“EI”) revenue as a result of higher utilization and price increases on existing contracts. During the nine months ended September 30, 2024, the Company recorded $1,853 million of revenue, compared to $1,769 million recorded during nine months ended September 30, 2023.

●

During the three months ended September 30, 2024, the Company recorded gross margin of $141 million and 23.5 percent compared to $110 million and 19.0 percent for the three months ended September 30, 2023. The favourable gross margin is primarily due to higher margin projects and strong project execution in ES, and increased contributions from EI and After-market Services (“AMS”) due to continued strong pricing. The Company’s gross margin for the nine months ended September 30, 2024, was $364 million and 19.6 percent compared to a gross margin of $338 million and 19.1 percent during the nine months ended September 30, 2023.

●

Cash provided by operating activities was $98 million during the three months ended September 30, 2024, which included net working capital recovery of $35 million, primarily related to the increase in accounts payables related to projects in the ES business line from increased activity. This is a $47 million improvement over cash provided by operating activities from the three months ended September 30, 2023, and an improvement of $86 million over cash provided by operating activities from the three months ended June 30, 2024. Free cash flow was a source of cash of $78 million during the three months ended September 30, 2024, compared to $29 million during the same period last year, and an increase of $84 million compared to the three months ended June 30, 2024. Cash provided by operating activities was $211 million during the nine months ended September 30, 2024, which included net working capital recovery of $67 million, primarily related to the increase in accounts payables related to projects in the ES business line from increased activity. This is a $163 million improvement over cash provided by operating activities from the nine months ended September 30, 2023. Free cash flow was a source of cash of $150 million during the nine months ended September 30, 2024, compared to $6 million during the same period last year.

●

The Company recorded SG&A of $82 million and $235 million during the three and nine months ended September 30, 2024, compared to $75 million and $219 million during the same periods of 2023. The variance is primarily due to the mark-to-market on share-based compensation due to higher share price.

●

Enerflex reported operating income of $57 million during the third quarter of 2024, compared to $24 million reported during the same period of last year. The higher operating income is primarily due to increased gross margin from higher revenue and execution of higher ES margin projects, partially offset by higher SG&A.

●

During the three months ended September 30, 2024, the Company recognized an embedded derivative related to the redemption options of its senior secured notes (“Notes”). The Company’s Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium. These redemption features constitute embedded derivatives that are required to be separated from the Notes and measured at fair value. The Company recognized a gain of $19 million related to the redemption options, primarily due to the decline in risk-free rates, which have significantly increased the value of the redemption options. This is a non-cash unrealized gain that is not included in operating income and will be excluded from Adjusted EBITDA. More information can be found in Notes 7 and 10 of the Company’s Financial Statements.

●

The Company repaid $107 million of long-term debt during the three months ended September 30, 2024, which was partially offset by amortization of deferred debt issuance costs. The Company continued to reduce its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio through strong cash flow generation and continued execution of its large ES backlog. At September 30, 2024, the Company was in compliance with its covenants. Subsequent to September 30, 2024, Enerflex issued a notice of partial redemption for $62.5 million (or 10 percent of the aggregate principal amount originally issued) of its Notes. The redemption was completed

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on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

●

The Company invested $16 million in capital expenditures during the third quarter of 2024, which is primarily comprised of $14 million related to maintenance expenditures across the global EI assets and property, plant and equipment (“PP&E”). The Company also invested $17 million to expand an EI project in Eastern Hemisphere (“EH”) that will be accounted for as a finance lease when completed.

●

Enerflex recorded ES bookings of $349 million during the three months ended September 30, 2024, compared to $394 million during the three months ended September 30, 2023. Enerflex recorded ES bookings of $1,100 million during the nine months ended September 30, 2024, compared to $1,041 million recorded during the same period last year. The increase in year-to-date bookings is mainly attributable to greater overall bookings in North America (“NAM”) and EH. The Company continues to have a healthy backlog of $1.3 billion at September 30, 2024, compared to $1.1 billion at December 31, 2023.

●

Subsequent to September 30, 2024, Enerflex’s Board of Directors (the “Board”) increased the Company’s quarterly dividend by 50 percent to C$0.0375 per common share, payable on January 16, 2025, to shareholders of record on November 26, 2024. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-4 Q3 2024 Report

Adjusted EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases by eliminating the non-cash upfront selling profit recognized when finance leases are put into service, and instead includes lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash-generating capabilities and improves comparability for similar EI assets with different contract terms.

During the three months ended September 30, 2024, the Company introduced a new adjustment for the gain or loss on the change in fair value of redemption options associated with the Notes. Movement of the fair value of redemption options result in unrealized gains or losses and will unwind as the Company’s Notes are repaid. Management believes the redemption options are a unique non-cash transaction that is not indicative of the ongoing normal operations of the Company.

				Three months ended September 30, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT[1]	$74	$49	$13	$(7)

Depreciation and amortization	48	19	14	15

EBITDA	122	68	27	8

Restructuring, transaction and integration costs	2	1	-	1

Share-based compensation	5	3	2	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	10	-	1	9

Gain on redemption options[1]	(19)

Adjusted EBITDA	$120	$72	$30	$18

1 EBIT includes the gain on redemption options associated with the Notes and is considered a corporate adjustment, and therefore has not been allocated to a reporting segment.

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				Three months ended September 30, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$24	$32	$(10)	$2

Depreciation and amortization	53	19	12	22

EBITDA	77	51	2	24

Restructuring, transaction and integration costs	4	2	1	1

Share-based compensation	-	-	-	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	9	-	-	9

Adjusted EBITDA	$90	$53	$3	$34
				Nine months ended September 30, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT[1]	$132	$132	$18	$(37)

Depreciation and amortization	140	55	41	44

EBITDA	272	187	59	7

Restructuring, transaction and integration costs	13	6	4	3

Share-based compensation	13	8	3	2

Impact of finance leases

Upfront gain	(3)	-	-	(3)

Principal repayments received	35	-	1	34

Gain on redemption options[1]	(19)

Adjusted EBITDA	$311	$201	$67	$43

1 EBIT includes the gain on redemption options associated with the Notes and is considered a corporate adjustment, and therefore has not been allocated to a reporting segment.

				Nine months ended September 30, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$93	$80	$(6)	$19

Depreciation and amortization	147	51	34	62

EBITDA	240	131	28	81

Restructuring, transaction and integration costs	26	8	5	13

Share-based compensation	7	5	1	1

Impact of finance leases

Upfront gain	(13)	-	-	(13)

Principal repayments received	27	-	1	26

Adjusted EBITDA	$287	$144	$35	$108

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

M-6 Q3 2024 Report

Engineered Systems Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES projects decreases backlog in the period the revenue is recognized.

The following tables set forth ES bookings and backlog by reporting segment:

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2024	2023	2024	2023

Bookings

North America	$342	$382	$964	$937

Latin America	5	7	13	25

Eastern Hemisphere	2	5	123	79

Total bookings	$349	$394	$1,100	$1,041

($ millions)		September 30, 2024	December 31, 2023	January 1, 2023

Backlog

North America		$1,025	$932	$793

Latin America		31	79	39

Eastern Hemisphere		215	123	280

Total backlog		$1,271	$1,134	$1,112

Bookings of $349 million were recorded during the three months ended September 30, 2024, and bookings of $1,100 million during the nine months ended September 30, 2024. The continued strength in bookings is based on the continued steady client activity levels in NAM with a strong emphasis on bookings for processing projects.

ES backlog of $1.3 billion at September 30, 2024, increased from a backlog of $1.1 billion at December 31, 2023.

Demand for new ES equipment and services in North America has been impacted by an extended weakness in domestic natural gas prices. This, combined with the anticipated overall mix of projects in Enerflex’s ES backlog, is expected to result in ES gross margin before depreciation and amortization more consistent with the long-term average for this business line. Notwithstanding, near-term revenue for this business line is expected to remain steady and the medium-term outlook for ES products and services continues to be attractive, driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities.

Segmented Results

Enerflex has three reporting segments: NAM, Latin America (“LATAM”), and EH, each of which are supported by Enerflex’s corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

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North America Segment Results

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$342	$382	$964	$937

ES backlog	1,025	965	1,025	965

Segment revenue	$418	$374	$1,242	$1,095

Intersegment revenue	(20)	(5)	(56)	(25)

Revenue	$398	$369	$1,186	$1,070

EI	$37	$33	$110	$94

AMS	68	76	206	211

ES	293	260	870	765

Revenue	398	369	1,186	1,070

EI	18	14	53	39

AMS	12	15	36	38

ES	65	43	174	115

Gross margin	95	72	263	192

Gross margin %	23.9%	19.5%	22.2%	17.9%

EI	26	22	77	61

AMS	13	16	40	42

ES	66	46	178	121

Gross margin before D&A	105	84	295	224

Gross margin before D&A %	26.4%	22.8%	24.9%	20.9%

SG&A	46	40	131	113

Operating income	49	32	132	79

EBIT	49	32	132	80

EBITDA	68	51	187	131

Adjusted EBITDA	72	53	201	144

Enerflex recorded ES bookings of $342 million in the NAM segment in the third quarter of 2024, compared to $382 million the same period last year. The decrease is attributable to a large booking last year that did not repeat, offset by an increased volume of bookings in both the USA and Canada during the current quarter. Increased bookings reflect steady activity levels in the energy sector in the USA and Canada. The NAM segment continues to have a strong emphasis on bookings for processing projects. Accordingly, NAM’s ES backlog of $1,025 million at September 30, 2024, is expected to result in strong ES revenue generation over the near term.

Revenue increased by $29 million and $116 million during the three and nine months ended September 30, 2024, compared to the same periods last year, which is primarily from increased ES revenues from elevated activity levels on a strong opening backlog and sustained client bookings. The segment also saw an increase in EI revenue due to its expanded contract compression fleet and inflationary price adjustments. Total revenue increase was offset by lower AMS revenues primarily due lower utilizations and to the hurricanes that impacted the Gulf Coast region during the current quarter.

Gross margin was $95 million and $263 million during the three and nine months ended September 30, 2024, which is an increase over the $72 million and $192 million during the three and nine months ended September 30, 2023. The increases are attributable to higher overall revenues and improved margins on executed ES projects.

SG&A was higher during the three and nine months ended September 30, 2024, compared to the same periods last year, which is primarily due to the mark-to-market on share-based compensation due to higher share price. The year-to-date increase to SG&A is also due to the recovery of a previously written off receivable in the comparative period.

At September 30, 2024, the USA contract compression fleet totaled approximately 428,000 horsepower. The average utilization of the USA contract compression fleet for the three and nine months ended September 30, 2024, was 94

M-8 Q3 2024 Report

percent comparable to the 94 percent utilization for the three and nine months ended September 30, 2023. The Company has seen increased revenue due to improved rental pricing.

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Latin America Segment Results

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$5	$7	$13	$25

ES backlog	31	34	31	34

Segment revenue	$114	$81	$298	$254

Intersegment revenue	-	(1)	-	(1)

Revenue	$114	$80	$298	$253

EI	$68	$57	$188	$185

AMS	19	12	49	38

ES	27	11	61	30

Revenue	114	80	298	253

EI	20	12	51	48

AMS	5	2	14	9

ES	5	4	11	8

Gross margin	30	18	76	65

Gross margin %	26.3%	22.5%	25.5%	25.7%

EI	32	23	89	80

AMS	5	2	14	9

ES	5	4	11	8

Gross margin before D&A	42	29	114	97

Gross margin before D&A %	36.8%	36.3%	38.3%	38.3%

SG&A	14	17	43	44

Foreign exchange loss	1	11	5	27

Operating income (loss)	15	(10)	28	(6)

EBIT	13	(10)	18	(6)

EBITDA	27	2	59	28

Adjusted EBITDA	30	3	67	35

ES bookings were $5 million and $13 million for the three and nine months ended September 30, 2024, compared to $7 million and $25 million during the comparative periods of 2023. Enerflex continues to monitor potential projects in LATAM and is well positioned to capitalize on those opportunities should they proceed.

Revenue was $114 million and $298 million for the three and nine months ended September 30, 2024, compared to $80 million and $253 million for the three and nine months ended September 30, 2023. The increases in revenue are primarily from increases in ES revenue based on the pace of execution on projects in its backlog, as well as increased AMS revenue from stronger parts sales, and increased EI revenue due to rate adjustments on existing contracts.

Gross margin increased by $12 million and $11 million during the three and nine months ended September 30, 2024, compared to the same periods last year, which is mainly due to increased revenue in all product lines. Gross margin for the nine months ended September 30, 2023, included the sale of certain EI assets which resulted in a slightly higher gross margin percentage when compared to the current year.

SG&A of $14 million and $43 million during the three and nine months ended September 30, 2024, decreased from the $17 million and $44 million during the same periods last year, mainly attributable to higher efficiencies on the integrated business.

Foreign exchange losses decreased during the three and nine months ended September 30, 2024, compared to the same periods in 2023, which is the result of a slower rate of devaluation of the Argentine peso and decreasing cash balances in Argentina. The decrease in foreign exchange losses were partially offset by the recognition of foreign exchange losses in Mexico during the three months ended September 30, 2024. The Company also recognized losses from associated instruments of $2 million and $10 million during the three and nine months ended September 30, 2024. The losses were partially offset by $1 million and $2 million in interest income earned on cash and cash

M-10 Q3 2024 Report

equivalents held in Argentina for the three and nine months ended September 30, 2024, compared to interest income of $6 million and $18 million recorded during the three and nine months ended September 30, 2023. The losses from associated instruments and interest income are not reflected in operating income.

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Eastern Hemisphere Segment Results

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$2	$5	$123	$79

ES backlog	215	159	215	159

Segment revenue	$89	$133	$372	$450

Intersegment revenue	-	(2)	(3)	(4)

Revenue	$89	$131	$369	$446

EI	$44	$51	$221	$144

AMS	36	35	116	102

ES	9	45	32	200

Revenue	89	131	369	446

EI	20	17	51	46

AMS	5	5	23	18

ES	(9)	(2)	(49)	17

Gross margin	16	20	25	81

Gross margin %	18.0%	15.3%	6.8%	18.2%

EI	33	32	82	92

AMS	5	6	25	20

ES	(9)	(1)	(48)	18

Gross margin before D&A	29	37	59	130

Gross margin before D&A %	32.6%	28.2%	16.0%	29.1%

SG&A	22	18	61	62

Foreign exchange loss	1	-	1	-

Operating income (loss)	(7)	2	(37)	19

EBIT	(7)	2	(37)	19

EBITDA	8	24	7	81

Adjusted EBITDA	18	34	43	108

The Company reported $2 million and $123 million of bookings during the three and nine months ended September 30, 2024, a $3 million decrease and $44 million increase over the same periods in 2023. EH’s backlog increased in the current period due to new bookings secured during the year.

Revenue decreased by $42 million during the three months ended September 30, 2024, compared to the same period last year. This decrease in revenue is primarily due to lower ES revenues relating to the EH Cryo project that was suspended in the second quarter of 2024 and is in Force Majeure. Lower EI revenue is attributed to an EI asset that was previously accounted for as an operating lease that was converted to a finance lease in the first quarter of 2024. These decreases in revenue were offset by increased AMS revenue from increased volume of service work.

Revenue decreased by $77 million during the nine months ended September 30, 2024, when compared to the same period last year, primarily due to lower ES revenue relating to project delays and the Force Majeure on the EH Cryo project and the impact of the upfront revenue on commencement of a finance lease project during the first three months of 2023. Offsetting the decrease in revenue is an increase to EI revenue as a result of the upfront revenue recognized on the extension and modification of an existing contract related to an EI asset previously accounted for as an operating lease that is now accounted for as a finance lease, and increased AMS revenues from increased volume of work.

Gross margin for the three months ended September 30, 2024, remained consistent with the three months ended September 30, 2023. Gross margin percentage increased primarily due to higher margin rental contracts. Gross margin for the nine months ended September 30, 2024, decreased by $56 million compared to the nine months ended September 30, 2023, primarily due to decreased ES revenue from project delays and increased costs on the

M-12 Q3 2024 Report

EH Cryo project, and the impact of a larger upfront gain on the commencement and recognition of a finance lease project in the first quarter of 2023.

SG&A was $22 million and $61 million during the three and nine months ended September 30, 2024, compared to $18 million and $62 million during the same periods last year. The increase in SG&A during the three months ended September 30, 2024, is primarily due to the mark-to-market on share-based compensation due to higher share price.

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Gross Margin by Product Line

Each of Enerflex’s three reporting segments oversees execution of three main product lines: EI, AMS, and ES. The EI product line includes infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power equipment. The AMS product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global clients. The ES product line is comprised of processing, compression, cryogenic, electric power, treated water, and low-carbon solutions, including carbon capture.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

				Three months ended September 30, 2024

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$601	$149	$123	$329

Cost of goods sold:

Operating expenses	425	58	100	267

Depreciation and amortization	35	33	1	1

Gross margin	$141	$58	$22	$61

Gross margin %	23.5%	38.9%	17.9%	18.5%

Gross margin before D&A	$176	$91	$23	$62

Gross margin before D&A %	29.3%	61.1%	18.7%	18.8%

				Three months ended September 30, 2023

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$580	$141	$123	$316

Cost of goods sold:

Operating expenses	430	64	99	267

Depreciation and amortization	40	34	2	4

Gross margin	$110	$43	$22	$45

Gross margin %	19.0%	30.5%	17.9%	14.2%

Gross margin before D&A	$150	$77	$24	$49

Gross margin before D&A %	25.9%	54.6%	19.5%	15.5%

M-14 Q3 2024 Report

				Nine months ended September 30, 2024

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$1,853	$519	$371	$963

Cost of goods sold:

Operating expenses	1,385	271	292	822

Depreciation and amortization	104	93	6	5

Gross margin	$364	$155	$73	$136

Gross margin %	19.6%	29.9%	19.7%	14.1%

Gross margin before D&A	$468	$248	$79	$141

Gross margin before D&A %	25.3%	47.8%	21.3%	14.6%

				Nine months ended September 30, 2023

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$1,769	$423	$351	$995

Cost of goods sold:

Operating expenses	1,318	190	280	848

Depreciation and amortization	113	100	6	7

Gross margin	$338	$133	$65	$140

Gross margin %	19.1%	31.4%	18.5%	14.1%

Gross margin before D&A	$451	$233	$71	$147

Gross margin before D&A %	25.5%	55.1%	20.2%	14.8%

Income Taxes

The Company reported income tax expense of $21 million and $43 million for the three and nine months ended September 30, 2024, compared to income tax (recovery) expense of $(4) million and $12 million in the same periods of 2023. The increases in income taxes in the current periods is primarily due to higher earnings from operations and higher earnings taxed in foreign jurisdictions, partially offset by the effects of exchange rates.

Legal Proceedings

During the second quarter of 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) set aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015. In rendering its decision, the Court ruled in favor of Enerflex’ arguments that the Labor Board ruling was in error and had no credible basis in law or fact.

During the third quarter of 2024, the Labor Board issued an order, supporting the Company’s view that the ultimate resolution of the matter will be immaterial to its financial results, ordering payment of certain immaterial benefits to the former employee. Enerflex has filed memoranda seeking consistency on certain aspects of the decision but remains of the view that the ultimate resolution will be immaterial to its financial results. Recent Labor Board and Court rulings are consistent with Enerflex’s view that the 2022 Labor Board ruling was in error and had no credible basis in law or fact.

M-15

As announced during Q3, Enerflex received a notice from its customer purporting to terminate the EH Cryo project contract notwithstanding Enerflex’s prevailing Force Majeure declaration. Enerflex’s customer has commenced arbitration proceedings against the Company asserting certain baseless and unsubstantiated claims. Enerflex views the purported termination as a wrongful attempt by its customer to circumvent the Company’s contractual rights to suspend performance while the project site remains unsafe; a conclusion that is supported by expert security input. Enerflex is disputing such wrongful purported termination, defending itself against its customer’s baseless and unsubstantiated claims and protecting its position in respect of the EH Cryo project.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

Enerflex Strategy

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, low-carbon, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas (“RNG”), and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its EI and AMS product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Outlook

Industry Update

Demand has remained steady across the Company’s business lines and geographic regions, including high utilization of EI assets and the AMS business line. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their current terms.

Complementing Enerflex’s recurring revenue businesses is the ES product line. ES results will be supported by a strong backlog of approximately $1.3 billion in projects at September 30, 2024, with the majority of this work expected to convert to revenue over the next 12 months. Demand for new ES equipment and services in North America has been impacted by an extended weakness in domestic natural gas prices. This, combined with the anticipated overall mix of projects in Enerflex’s ES backlog, is expected to result in ES gross margin before depreciation and amortization more consistent with the historical long-term average for this business line. Notwithstanding, near-term revenue for this business line is expected to remain steady and the medium-term outlook for ES products and services continues to be attractive, driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities.

M-16 Q3 2024 Report

The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Enerflex continues to focus on enhancing the profitability of our core operations, reducing SG&A, and streamlining our geographic footprint.

Capital Spending

Enerflex expects full-year 2024 capital spending to be below its previous guidance range of $90 million to $110 million. The Company now expects capital spending in 2024 to be $80 million to $90 million, which includes approximately $60 million for maintenance and PP&E capital expenditures. Enerflex continues to make selective growth investments in its EI business line that are expected to generate attractive returns and deliver value to Enerflex shareholders.

Although Enerflex continues to develop its capital spending plans for 2025, the Company expects growth capital will remain below its long-term average. Similar to 2024, continued disciplined capital spending will focus on customer supported opportunities in the U.S. and Middle East. Further details will be provided in conjunction with the release of the Company’s full-year 2025 guidance in early January 2025.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex. With the Company now operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex is able to increase direct shareholder returns. This is reflected in the Board’s decision to increase the Company’s quarterly dividend by 50 percent.

Going forward, capital allocation priorities could include further increases to the Company’s dividend, share repurchases, disciplined growth capital spending, and/or further repayment of debt that would help in lowering net finance costs. Allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength.

M-17

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include ES bookings and backlog, recurring revenue, EBITDA, bank-adjusted net debt to EBITDA ratio, gross margin before D&A, ROCE, and free cash flow and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. ES bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended September 30,		Nine months ended September 30,

($ millions)	2024	2023	2024	2023

EBIT, EBITDA, and Adjusted EBITDA

EBIT	$74	$24	$132	$93

EBITDA	122	77	272	240

Adjusted EBITDA[1]	120	90	311	287

Recurring Revenue

EI	$149	$141	$519	$423

AMS	123	123	371	351

Impact of finance leases	10	9	(59)	27

Total recurring revenue	$282	$273	$831	$801

% of total revenue	46.9%	47.1%	44.8%	45.3%

ROCE

Trailing 12-month EBIT	$81	$61	$81	$61

Capital employed – beginning of period

Net debt[2]	$763	$932	$824	$840

Shareholders’ equity	1,023	1,150	1,054	1,140

	$1,786	$2,082	$1,878	$1,980

Capital employed – end of period

Net debt[2]	$692	$909	$692	$909

Shareholders’ equity	1,057	1,144	1,057	1,144

	$1,749	$2,053	$1,749	$2,053

Average capital employed[3]	$1,795	$2,037	$1,795	$2,037

ROCE	4.5%	3.0%	4.5%	3.0%

1 Refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

M-18 Q3 2024 Report

Free Cash Flow

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital and PP&E expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. Free cash flow does not consider growth capital expenditures and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to help users of the financial statements assess the level of free cash generated to fund other non-operating activities. The following tables reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended September 30,		Nine months ended September 30,

($ millions)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other	$63	$44	$144	$147

Net change in working capital and other	35	7	67	(99)

Cash provided by operating activities	$98	$51	$211	$48

Less:

Maintenance capital and PP&E expenditures	(14)	(10)	(32)	(32)

Mandatory debt repayments	-	(10)	(10)	(10)

Lease payments	(5)	(4)	(15)	(12)

Dividends	(2)	(2)	(7)	(7)

Add:

Proceeds on disposals of PP&E and EI assets	1	4	3	19

Free cash flow	$78	$29	$150	$6

Liquidity

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)	September 30, 2024

Cash and cash equivalents	$95

Total secured revolving credit facility (“RCF”)	800

Less:

Drawings on the RCF	220

Letters of Credit[1]	87

Available for future drawings	$588

1 This represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 7 “Long-Term Debt” of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and the Notes. The senior secured net funded debt is comprised of the RCF.

The senior secured net funded debt to EBITDA ratio was 0.3:1, compared to a maximum ratio of 2.5:1, and the bank-adjusted net debt to EBITDA ratio was 1.9:1, compared to a maximum ratio of 4.0:1. The Company exited the quarter with an interest coverage ratio was 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-19

Summarized Statements of Cash Flow

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2024	2023	2024	2023

Cash and cash equivalents, beginning of period	$126	$132	$95	$187

Cash provided by (used in):

Operating activities	98	51	211	48

Investing activities	(15)	(25)	(39)	(92)

Financing activities	(114)	(35)	(169)	(18)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	-	(2)	(3)	(4)

Cash and cash equivalents, end of period	$95	$121	$95	$121

Operating Activities

Cash provided by operating activities for the three and nine months ended September 30, 2024, was higher when compared to the comparative periods, primarily driven by higher net earnings recognized in the current periods, partially offset by the net changes in working capital. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

Investing Activities

Cash used in investing activities for the three and nine months ended September 30, 2024, was lower when compared to the same periods last year, primarily due to decreased capital expenditures on PP&E and EI assets.

Financing Activities

Cash used in financing activities for the three and nine months ended September 30, 2024, was higher when compared to same periods last year, primarily due to the net repayment of the RCF and the repayment of the Term Loan during the second quarter of 2024.

M-20 Q3 2024 Report

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company’s EI assets. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to cost of goods sold.

During the three and nine months ended September 30, 2024, Enerflex invested $33 million and $63 million in capital expenditures, including maintenance of the Company’s global EI assets and expenditures for finance leases, as well as small-scale investments to expand these EI assets across all regions.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2024	2023	2024	2023

Maintenance and PP&E	$14	$10	$32	$32

Growth	2	10	11	57

Total capital expenditures	16	20	43	89

Expenditures for finance leases	17	-	20	3

Total capital expenditures and expenditures for finance leases	$33	$20	$63	$92

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at September 30, 2024, compared to December 31, 2023:

($ millions)	Increase (Decrease)	Explanation

Current assets	39

Increase in current assets is primarily due to higher accounts receivables due to activity levels, work-in-progress related to finance leases related to a new project and finance leases receivable related to a new finance lease, partially offset by decreased current unbilled revenue based on activity levels, and short-term investments.

Unbilled revenue	47	Increase in non-current unbilled revenue is due to the reclassification of current amounts to non-current related to the suspension of activities of the EH Cryo project which is in Force Majeure.

Energy infrastructure assets – operating leases	(147)

Decrease in EI assets is primarily due to the extension and modification of an existing EI asset accounted for as operating leases, which is now being accounted for as a finance lease receivable in EH, and depreciation.

Energy infrastructure assets - finance leases	37	Increase in the non-current finance leases receivable is due to the extension and modification of an existing EI asset contract as noted above.

Other assets	14	Increase in other assets is primarily due to the fair value of the embedded derivatives on the Company’s redemption options related to its Notes, offset by decreased prepaid deposits.

Current liabilities, excluding current portion of long-term debt	116

Increase in current liabilities, excluding the current portion of long-term debt is primarily due to movements in deferred revenues, accounts payables, and provisions driven by increased activity levels.

Total long-term debt	(132)	Decrease in total long-term debt is primarily due to the repayment of the Term Loan and net repayment on the RCF.

M-21

Quarterly Summary

Three months ended ($ millions, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted

September 30, 2024	$601	$30	$0.24	$0.24

June 30, 2024	614	5	0.04	0.04

March 31, 2024	638	(18)	(0.15)	(0.15)

December 31, 2023	574	(95)	(0.77)	(0.77)

September 30, 2023	581	4	$0.03	$0.03

June 30, 2023	579	(2)	(0.02)	(0.02)

March 31, 2023	610	10	0.08	0.08

December 31, 2022	508	(60)	(0.50)	(0.50)

Seasonality of Operations

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The Company’s ES revenue can fluctuate on a quarter-over-quarter basis as a result of these seasonal trends. Revenues are also impacted by both the Company’s and its client partner’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. The overall seasonality of the Company’s operations are mitigated by the increase in recurring revenue streams in the USA, LATAM, and EH, which provide stable revenues throughout the year. A summary of recurring revenue is found in the “Non-IFRS Measures” section of this MD&A.

M-22 Q3 2024 Report

Capital Resources

On October 31, 2024, Enerflex had 124,044,811 common shares outstanding. Enerflex has not established a formal dividend policy, and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the third quarter of 2024, the Board declared a quarterly dividend of C$0.0375 per share.

The RCF was extended during the three months ended June 30, 2024, and has a maturity date of October 13, 2026 (the “Maturity Date”). Availability under the RCF has been increased to $800 million from $700 million and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid its Term Loan which had a balance of $120 million at March 31, 2024.

At September 30, 2024, the Company had combined drawings of $220 million against the RCF (December 31, 2023 – $368 million including the Term Loan, January 1, 2023 – $488 million including the Term Loan). The weighted average interest rate on the RCF at September 30, 2024, was 7.6 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent).

The composition of the borrowings on the Notes, RCF and Term Loan were as follows:

	Maturity Date	September 30, 2024	December 31, 2023	January 1, 2023

Notes	October 15, 2027	$625	$625	$625

Drawings on the RCF	October 13, 2026	220	238	338

Drawings on the Term Loan		-	130	150

		845	993	1,113

Deferred transaction costs and Notes discount		(58)	(74)	(86)

Long-term debt		$787	$919	$1,027

Current portion of long-term debt		$-	$40	$20

Non-current portion of long-term debt		787	879	1,007

Long-term debt		$787	$919	$1,027

At September 30, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $845 million, and nil thereafter.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and the Board has approved, this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”).

M-23

Internal Control Over Financial Reporting

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company conducted an evaluation of the effectiveness of its internal control over financial reporting (“ICFR”) as of September 30, 2024, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As previously disclosed, in connection with the audit of our consolidated financial statements for the year ended December 31, 2023, we identified material weaknesses in our ICFR that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components. Based on the Company’s evaluation over the third quarter of 2024, Management concluded that its disclosure controls and procedures and its ICFR are still not effective as of September 30, 2024.

Under standards established by the U.S. Securities and Exchange Commission, a material weakness is a deficiency or combination of deficiencies in ICFR and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

The Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran Corporation in October 2022 and, as a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance, the Company was unable to assert that its system of internal control was effective as at December 31, 2023.

Consistent with the previous disclosures, Enerflex has identified the following four material weaknesses in ICFR that continue to impact its financial statement accounts:

●	Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;
●	Insufficient evidencing and retention of documentation to support the review and approval of various controls;
●

An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

●

As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes to previously released results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company’s Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.

Remediation Plan and Activities:

Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company’s SOX Compliance Program and continuing efforts to promptly remediate the material weaknesses described above. In addition to work underway as part of the

M-24 Q3 2024 Report

Company’s 2024 SOX Compliance Program, the following progress has been made on steps taken in Q3 2024 in furtherance of our objective to remediate material weaknesses:

●

Third party experts and the Company’s Internal Audit team continue to be leveraged to support Management’s assessment of the control environment for 2024 and to address deficiencies identified in a timely manner.

●

As Enerflex moves into the final assessment phases for 2024, the Company continues to invest in documenting its processes and formalizing its evaluation procedures as well as training its control owners.

●	Reward and recognition and executive sponsorship continue to play a pivotal role in continuing to advance the compliance program and implement the necessary control environment.
●	As a result of this continued effort, Management is on track to complete a full scope evaluation to support the Company’s 2024 year-end representations.

The Audit Committee continues to review progress of these remediation activities with Management and the external auditors on a consistent and frequent basis. As the Company continues to evaluate and work to improve its ICFR, Management may determine it necessary to implement additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and Management has concluded, through testing, that the controls are operating effectively. Management remains committed and continues to implement the remediation plan and believes it has sufficient resources in place to remediate the material weaknesses as soon as possible.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under “Remediation Plan and Activities”, with a view to ensuring that the Company maintains an effective internal control environment. Other than what is disclosed in this MD&A, there have been no significant additional changes in the design of the Company’s ICFR during the three months ended September 30, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to September 30, 2024, Enerflex issued a notice of partial redemption for $62.5 million (or 10 percent of the aggregate principal amount originally issued) of its Notes. The redemption was completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

Subsequent to September 30, 2024, Enerflex declared a quarterly dividend of C$0.0375 per share, payable on January 16, 2025, to shareholders of record on November 26, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-25

Forward-Looking Statements

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the timing pursuant to which the recent Labor Board order will be reviewed and the Company’s continuing expectation that the ultimate decision from the Labor Board will be immaterial to the financial results of Enerflex; the Company’s ability to successfully dispute the purported termination of the EH Cryo project contract as wrongful and to protect its position in respect of the EH Cryo project; disclosures under the heading “Outlook” including: (i) expectations that customer contracts which support the EI product line will generate $1.6 billion of revenue during their current terms; (ii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iii) in response to weakness in near-term natural gas prices combined with the anticipated overall mix of projects in Enerflex’s ES backlog, expectations that the ES gross margin before depreciation and amortization will be more consistent with the historical long-term average for this business line with near-term revenue expected to remain steady; (iv) expectations for capital spending in full-year 2024 to be $80 million to $90 million, which includes approximately $60 million for maintenance and PP&E capital expenditures; (v) expectations that growth capital in 2025 will remain below the Company’s long-term average; and (vi) capital allocation priorities going forward could include increases to the Company’s dividend, share repurchases, additional growth spending, and/or further repayment of debt, if any, and the timing associated therewith, if at all; expectations that the Company’s cash flows from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund investments for working capital and capital assets; expectations that Management will complete a full scope evaluation to support the Company’s 2024 year-end representations when required; the Company’s continued belief that sufficient resources have been committed to the remediation plan for 2024; and the continuation by the Company of paying a sustainable quarterly cash dividend with such dividend being based on the availability of cash flows, anticipated market conditions, and the general needs of the business.

All forward-looking information and statements in this MD&A are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and

M-26 Q3 2024 Report

are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This MD&A and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this MD&A is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this MD&A was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this MD&A has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this MD&A should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

M-27